[redacted]

09059148

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2009
Washington, DC
110

SEC FILE NUMBER
8-50119

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Campbell Financial Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2850 Quarry Lake Drive
(No. and Street)

Baltimore	Maryland	21209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Theresa D. Becks — (410) 413-4546
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur F. Bell, Jr. & Associates, L.L.C.
(Name – *if individual, state last, first, middle name*)

201 International Circle, Suite 400	Hunt Valley,	Maryland	21030
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Theresa D. Becks, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Campbell Financial Services, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHLYN B. FORD
Baltimore County
My Commission Expires
June 24, 2012

STATE OF MARYLAND NOTARY PUBLIC

Theresa D. Becks
Signature

V.P.
Title

Kathlyn B. Ford
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAMPBELL FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

	PAGES
Independent Auditor's Report	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholders' Equity	4
Statement of Changes in Liabilities Subordinated to Claims of General Creditors	4
Statement of Cash Flows	5
Notes to Financial Statements	6 – 7
Supplementary Information	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	8
Computation of Reserve Requirements Under Rule 15c3-3 and Information Relating to Possession or Control Requirements Under Rule 15c3-3	9
Independent Auditor's Report on Internal Control	10 – 11

ARTHUR BELL
Certified Public Accountants

201 International Circle, Suite 400
Hunt Valley, Maryland 21030 • USA
Tel: 410-771-0001 • Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
Campbell Financial Services, Inc.

We have audited the accompanying statement of financial condition of Campbell Financial Services, Inc. (the Company) as of December 31, 2008, and the related statements of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Campbell Financial Services, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 23, 2009

CAMPBELL FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS	
Cash	$155,503
Prepaid expenses	2,301
Commissions receivable from affiliate	19,365
Total assets	$177,169
LIABILITIES	
Accounts payable and accrued expenses	$ 24,000
Due to affiliate, net	73,176
	97,176
Notes subordinated to the claims of general creditors	50,000
STOCKHOLDERS' EQUITY	
Common stock – $.01 par value; 2,500 shares authorized; 600 shares issued and outstanding	6
Additional paid-in capital	29,994
Retained (deficit)	(7)
Total stockholders' equity	29,993
Total liabilities and stockholders' equity	$177,169

See accompanying notes.

CAMPBELL FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2008

REVENUE	
Commissions	$1,083,889
Total revenue	1,083,889
EXPENSES	
Office services fee	7,685
Salaries and other compensation	1,034,108
Rent	3,514
Regulatory fees and expenses	5,752
Professional fees	27,695
Interest expense	4,000
Other expenses	1,135
Total expenses	1,083,889
NET INCOME	$ 0

See accompanying notes.

CAMPBELL FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2008

	Common Stock	Additional Paid-in Capital	Retained (Deficit)	Total
Balances at December 31, 2007	$ 2	$ 9,998	$ (7)	$ 9,993
Common stock issued	4	19,996	0	20,000
Net income for the year ended December 31, 2008	0	0	0	0
Balances at December 31, 2008	$ 6	$29,994	$ (7)	$29,993

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Year Ended December 31, 2008

Balance at December 31, 2007	$50,000
Issuance of subordinated notes	0
Balance at December 31, 2008	$50,000

See accompanying notes.

CAMPBELL FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2008

Cash flows from operating activities	
Net income	$ 0
Changes in assets and liabilities	
Decrease in prepaid expenses	1,265
Increase in commissions receivable from affiliate	(17,521)
Increase in accounts payable and accrued expenses	16,010
Change in due to affiliate, net	32,990
Net cash from operating activities	32,744
Cash flows from financing activities	
Issuance of common stock	20,000
Net increase in cash	52,744
Cash – beginning of year	102,759
Cash – end of year	$155,503

Supplemental Disclosure of Cash Flow Information	
Cash paid during the year for interest	$ 4,000

See accompanying notes.

Note 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. General Description of the Company

Campbell Financial Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

B. Method of Reporting

The Company's financial statements are presented in conformity with accounting principles generally accepted in the United States of America, which require the use of certain estimates made by the Company's management.

C. Income Taxes

The Company's income tax returns are prepared on the accrual basis of accounting. The Company uses an asset and liability approach to financial accounting for income taxes; however, given its cumulative net losses, there is no provision for income taxes.

The Company has continued to evaluate the application of Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48) entitled "Accounting For Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" to the Company, and has determined that FIN 48 does not have a material impact on the Company's financial statements. In connection with the application of FIN 48, the Company has elected an accounting policy to classify interest and penalties, if any, as interest expense. The Company files U.S. federal and state income tax returns. The 2005 through 2008 tax years generally remain subject to examination by U.S. federal and applicable state tax authorities.

Note 2. RELATED PARTY TRANSACTIONS

A substantial portion of the Company's revenue represents commissions from selling units of affiliated commodity pools to Campbell & Company, Inc. (CCI), the General Partner or Managing Owner of such commodity pools, and the continuous servicing of units owned by CCI. The two stockholders of the Company are officers and minority owners of CCI. The Company earns initial and/or ongoing commissions from CCI, in accordance with the selling agreements, based on the Net Asset Value of the units sold and serviced.

The Company's remaining revenue represents commissions from selling shares of an affiliated registered investment company (RIC) to CCI, the 100% owner of the trading adviser of the RIC, and the continuous servicing of units owned by CCI. The two stockholders of the Company are officers and minority owners of CCI and officers of the RIC. The Company earns ongoing commissions from the RIC, in accordance with the selling agreements, based on the Net Asset Value of the units sold and serviced.

Substantially all of the Company's expenses are allocated from CCI which provides management, administration, office space and other services to the Company.

Note 2. RELATED PARTY TRANSACTIONS (CONTINUED)

In November 2003, the Company entered into an expense sharing agreement (the Agreement) with CCI. The Agreement provides that Direct Expenses (as defined in the Agreement) will be paid directly by the Company. Allocated Expenses (as defined) shall be paid by CCI and subsequently reimbursed by the Company based upon a reasonable allocation. A Profit Share (as defined) will be owed to the shareholders of the Company in the form of an allocation of CCI's direct profit share expense to these shareholders. The Company will pay the Profit Share directly to CCI.

Note 3. SUBORDINATED NOTES

The Company has borrowed $50,000 under subordination agreements. The loans consist of a $5,000 note and a $20,000 note from each of the two stockholders of the Company. The $5,000 notes bear an 8% interest rate and are due on July 31, 2009. The $20,000 notes bear an 8% interest rate and are due on May 31, 2009. These notes are available in computing net capital under the SEC's uniform net capital rule. To the extent that such notes are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 4. INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

Note 5. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital and is required to maintain a ratio of aggregate indebtedness to net capital (both as defined under such provisions), not to exceed 15 to 1. At December 31, 2008, the Company had net capital of $58,327, which was $51,849 in excess of its required net capital of $6,478. The Company's ratio of aggregate indebtedness to net capital was 1.67 to 1.

Note 6. SUBSEQUENT EVENTS

During January 2009, the Company requested approval from FINRA to prepay the subordinated loans to its shareholders. FINRA approved the Company's request effective February 10, 2009. The Company intends on repaying the subordinated loans and purchasing the existing common stock of the current shareholders at book value per common share. Simultaneous with the Company's purchase of the existing common stock outstanding, Campbell & Company, Inc., an affiliate of the Company, will purchase an undetermined number of common shares of the Company and become the sole shareholder of common stock of the Company. These anticipated transactions are not expected to have a material effect on the operations of the Company.

CAMPBELL FINANCIAL SERVICES, INC.

SUPPLEMENTARY INFORMATION

CAMPBELL FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

Total stockholders' equity	$ 29,993
Add subordinated notes allowable in computation of net capital	50,000
Deduct items not allowable for net capital Non-allowable assets	(21,666)
Net capital	$ 58,327
Minimum net capital required – 6 2/3% of aggregate indebtedness (Note 1, below)	$ 6,478
Minimum regulatory dollar net capital requirement	$ 5,000
Net capital shown above	$ 58,327
Minimum net capital requirement	6,478
Excess net capital	$ 51,849
Total aggregate indebtedness	$ 97,176
Percentage of aggregate indebtedness to net capital	166.6 %

Statement Pursuant to Paragraph (d) of Rule 17a-5:

The computation of net capital and required net capital stated above, agrees with the Campbell Financial Services, Inc. computation of net capital and required net capital from the December 31, 2008 Unaudited Financial and Operational Combined Uniform Single Report (FOCUS IIA).

Note 1 – Computation of Aggregate Indebtedness

Total aggregate indebtedness at December 31, 2008 is as follows:

Total liabilities	$147,176
Less indebtedness subordinated to the claims of general creditors pursuant to a satisfactory subordination agreement	50,000
Aggregate indebtedness	$ 97,176

CAMPBELL FINANCIAL SERVICES, INC.
COMPUTATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
December 31, 2008

The Company does not file information in accordance with Rule 15c3-3 as it is a broker-dealer which carries no margin accounts, promptly transmits all customer funds received in connection with its activities, and does not hold funds or securities for, or owe money to, customers. Therefore, Campbell Financial Services, Inc. claims the k(2)(i) exemption in relation to Rule 15c3-3.

CAMPBELL FINANCIAL SERVICES, INC.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Supplementary Report to Financial Statements and Supplementary Information (Form X-17a-5)

For the Year Ended December 31, 2008

ARTHUR BELL
Certified Public Accountants

201 International Circle, Suite 400
Hunt Valley, Maryland 21030 • USA
Tel: 410-771-0001 • Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Stockholders
Campbell Financial Services, Inc.

In planning and performing our audit of the financial statements of Campbell Financial Services, Inc. (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness as described above. This condition was considered in determining the nature, timing and extent of the procedures performed in our audit of the financial statements of Campbell Financial Services, Inc. as of and for the year ended December 31, 2008, and this report does not affect our report thereon dated February 23, 2009. During the period June 1, 2008 through September 10, 2008, the Company's debt-equity ratio exceeded the 70% maximum allowed by Rule 15c3-1(d) of the Securities Exchange Act of 1934. The stockholders of the Company made capital contributions on September 10, 2008 totaling $20,000 which brought the Company's debt-equity ratio back into compliance with Rule 15c3-1(d).

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Except as noted in the preceding paragraph, based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 23, 2009

CAMPBELL FINANCIAL SERVICES, INC.

ANNUAL REPORT

December 31, 2008

Financial Statements and Supplementary
Information Pursuant to Rule 17a-5 of the
Securities and Exchange Commission
For the Year Ended December 31, 2008